UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For April 1, 2004 – May 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
(Address of principal executive offices)

Vancouver, British Columbia, V6T 1Z3, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F    ☐              Form 40-F    ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange act of 1934.]

Yes    ☒                     No    ☐

FORM 6-K
TABLE OF CONTENTS

For April 1, 2004 – May 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Management Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99-2	Annual audited financial statements

Exhibit 99-3	Annual Report

Exhibit 99-4	Notice of Annual and Special General Meeting

Exhibit 99-5	Information Circular

Exhibit 99-6	Form of Proxy

Exhibit 99-7	Confirmation of Mailing and Certificate re Dissemination to Shareholders

Exhibit 99-8	Press Release – May 7, 2004 (Cardiome’s Data Safety Monitoring Board Recommends Continuation of Phase 3 Atrial Arrhythmia Trial)

Exhibit 99-9	Material Change Report - Cardiome’s Data Safety Monitoring Board Recommends Continuation of Phase 3 Atrial Arrhythmia Trial

Exhibit 99-10	Press Release – May 17, 2004 (Cardiome Reports First Quarter Results)

Exhibit 99-11	Material Change Report - Cardiome Reports First Quarter Results

Exhibit 99-12	Interim Financial Statements for the Quarter Ended March 31, 2004

Exhibit 99-13	Certification of Filings – CFO

Exhibit 99-14	Certification of Filings – CEO

Exhibit 99-15	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: June 1, 2004	By:	/s/ Christina Yip
Christina Yip
Vice President, Finance and Administration